Exhibit 18


                    LETTER RE:  CHANGE IN ACCOUNTING PRINCIPLE


To the Board of Directors of
The Interlake Corporation


Dear Directors:

We have been furnished with a copy of The Interlake Corporation's Form 10-Q for the quarter ended June 30, 1996. Note 2 therein describes a change in the method of amortizing the beginning of the year unrecognized postretirement benefit net actuarial gain or loss as a component of net periodic postretirement benefit cost from the "corridor approach" as defined by Statement of Financial Accounting Standards No. 106 (FAS 106), over a 15 year period, to amortizing such gain or loss over a 5 year period. It should be understood that the preferability of one acceptable method of amortizing the unrecognized postretirement benefit net actuarial gain or loss over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for amortizing the unrecognized postretirement benefit net actuarial gain or loss in conformity with FAS 106.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of The Interlake Corporation for the three-month or six-month periods ended June 30, 1996 or July 2, 1995 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,



Price Waterhouse LLP
Chicago, Illinois
July 26, 1996